                                                                     Exhibit 2.2



                                OPTION AGREEMENT



                                      among



1. United Internet AG, a stock corporation incorporated under German law with corporate seat in Montabaur, registered in the commercial register of the local court of Montabaur under HRB 4278,

                                     - hereinafter referred to as the "Seller" -

                                       and


2. Channon Management Limited, a company incorporated under the laws of the British Virgin Islands, with corporate seat in Tortola, British Virgin Islands, registered in the company register of British Virgin Islands, under No. 466516,

                                  - hereinafter referred to as the "Purchaser" -

                                       and



3. DoubleClick Inc., a corporation incorporated under the laws of the State of Delaware, United States, with corporate seat in New York, New York,

                                  - hereinafter referred to as the "Guarantor" -

                                  - the Seller, the Purchaser and the Guarantor
                                    hereinafter are together referred to as the "Parties" -

                                TABLE OF CONTENTS


                                                                                   Page
Recitals.............................................................................1


Article 1 - Put Option...............................................................2


Article 2 - Option Shares............................................................4


Article 3 - Conditions and Termination...............................................8


Article 4 - Purchase Price...........................................................9


Article 5 - Representations and Warranties..........................................10


Article 6 - Breach of Representations or Warranties of Seller and Limitation
            of Claims of Purchaser..................................................17


Article 7 - Limitation of Liability.................................................18


Article 8 - Announcement and Communications.........................................19


Article 9 - Costs and Taxes.........................................................19


Article 10 - Guarantee..............................................................19


Article 11 - Further Covenants......................................................20


Article 12 - Miscellaneous..........................................................20


                                    RECITALS


(A) The Seller is a stock corporation incorporated under German law and listed on the Neuer Markt in Frankfurt am Main, Germany. The Seller is a holding company for and an investor in, inter alia, young technology companies, whose area of activity is focused on the commercial exploitation of the internet.

(B) The Seller holds 77.27% of the shares in AdLINK Internet Media AG, a company incorporated under the laws of Germany with corporate seat in Montabaur, registered in the commercial register of Montabaur, under HRB 5432 (hereinafter referred to as the "Company"). The Company is a corporation active in the Internet marketing business. It has an issued share capital of Euro 25,750,000 of which 786,875 shares are treasury stock. Other than the shareholder resolution of May 15, 2001, which has authorized the repurchase of up to 2,575,000 shares, a conditional capital of EURO 2,000,000 and an authorized capital of EURO 12,800,000 no resolutions, whether by management, supervisory board or shareholders have been passed with a view to increase or decrease the stated capital or to issue or repurchase any of the shares of the Company. "Subsidiaries" for the purpose of this Agreement shall mean any company in which the majority of interests is directly or indirectly held by the Company.

(C) The Guarantor is a company active in the internet marketing business, focusing on the provision of a broad range of technology, media, direct marketing and research solutions to its customers.

(D) The Purchaser is a holding company incorporated under the laws of the British Virgin Islands. The Purchaser is a wholly owned indirect subsidiary of the Guarantor.

(E) The Purchaser is interested in acquiring a participation of 15% of the stated share capital of the Company, amounting to 3,862,500 shares in the Company (the "Shares"). After the Company has had a positive EBITDA for at least two out of three consecutive quarters, the Purchaser wishes to have the option to increase its holdings in the Company by 21% of the current stated share capital of the Company, amounting to 5,407,500 shares (the "Option Shares"). The Shares shall comprise the shares with the lowest numbers held by the Seller, until the number of the shares purchased is reached. The Option Shares shall consist of the shares with the lowest numbers following the Shares, held by the Seller until the number of the shares requested is reached.

(F) The shares in the Company are evidenced in global registered certificates, which are deposited with Clearstream Banking AG. All shares of the Company have been admitted for trading on the Neuer Markt at the Frankfurt Stock Exchange.

(G) The Seller is interested in selling such participation in the Company to the Purchaser.

This being premised, the contracting parties agree as follows:

                             Article 1 - Put Option

The Purchaser hereby irrevocably offers to acquire the Shares from the Seller as follows:

1.1 The Seller shall have the right (hereinafter referred to as the "Put Option") to sell by unilateral declaration in accordance with Article 1.3 to the Purchaser or a party designated by the Purchaser, provided such designated party is a wholly owned subsidiary of the Guarantor, and the Purchaser or such designated party shall be obliged upon such unilateral declaration to purchase from the Seller, the Shares with commercial effect as of the Effective Date as defined in Article 1.3 hereof in accordance with the terms and conditions specified in Articles 3 through 11 hereof.

1.2 The Put Option may be exercised with an Effective Date of any date during the period from January 15, 2002 to March 31, 2002, both dates inclusive.

1.3 The Put Option has to be exercised by the Seller by written declaration (hereinafter referred to as the "Exercise Notice") that

                     (a)    is addressed to the Purchaser;

                     (b)    relates to all of the Shares; and

                     (c) specifies the date with effect as from which the Put Option is being exercised (the "Effective Date").

1.4 The Put Option may be exercised by executing and delivering an Exercise Notice not earlier than January 15, 2002 and no later than seven days before the Effective Date.

1.5 The Put Option shall be deemed to have been exercised on the date on which the Exercise Notice was sent to the Purchaser with a copy to DoubleClick Inc., New York, N.Y., legal department, by courier, registered mail or by confirmed facsimile transmission.

1.6 Upon the exercise of the Put Option by the Seller in accordance with the provisions in this Article 1, a share sale and purchase agreement shall be deemed to have been concluded between the Seller and the Purchaser with the contents set out in this Article and Articles 3 to 11 hereof.

1.7 On the Effective Date, the Shares shall be assigned by the Seller to the Purchaser, subject only to the payment of the Purchase Price in accordance with Article 4 hereof. The Seller shall instruct the bank, in the account of which the Shares are being held by the Seller (hereinafter referred to as the "Depositing Bank"), to transfer the Shares to the bank account of the Purchaser in return for the Purchase Price (Wertpapierubertrag mit Gegenwert gegen Empfang). For the purposes of such transfer, the Purchaser shall open a bank account with a bank, which itself shall have an account with Clearstream Banking AG.

       Along with the title to the Shares, all ancillary rights, including the right to any profits not yet distributed on the Effective Date, shall be transferred to the Purchaser.

       In case the Put Option is exercised, the purchase price shall amount to

                                 EURO 35.5 Mio.
           (in words: Euro thirty five million five hundred thousand)

       (herein referred to as the "Purchase Price").

1.8 The Company may make payments to former shareholders of its subsidiaries in France, Spain, Switzerland and in the United Kingdom arising out of the acquisition of such Subsidiaries or for the acquisition of minority interests in such Subsidiaries. If and to the extent such payments made during the time period of five years after the Date of Signing exceed an amount of EURO 2.3 million in the aggregate, the Seller shall be obliged to pay to the Purchaser an amount equaling 36 % of such excess payments. For a period of five years following the Effective Date and to the extent legally permissible, the Seller shall annually enquire with the Company as to the status and payments made with respect to the above mentioned subsidiaries and minority interests and will submit the received information to the Purchaser without delay. The Seller shall, to the extent legally permissible, use its influence as a shareholder with a view to enabling the Purchaser to review the relevant accounts, books and records of the Company to fully verify whether the information provided is correct, or if no information has been provided, to determine the amounts of the relevant payments.

1.9 The Seller confirms that to the best of its knowledge the Company at the Date of Signing does not intend to resolve on, or implement, an increase of its stated share capital until February 28, 2002. If, during the time period between January 2, 2002, and the Effective Date, the Company should issue new shares for subscription by its shareholders the seller may (i) either sell the preemptive rights attaching to the shares, in which case the net proceeds from such sale shall be payable to the Purchaser on the Effective Date, or (ii) exercise such pre-emptive rights, in which case, upon the exercise of the Put Option, the Purchaser shall be entitled to request the transfer of such new shares together with the Shares on the Effective Date and the Purchase Price therefor shall be increased by the contributions made by the Seller for such new shares. Alternatively, the Purchaser may request from the Seller a compensation for the dilution suffered by such capital increase in the amount of the difference between the issue price of the new shares and their market value on the first day of trading. In case the Company issues new shares with the use of company funds (Kapitalerhohung aus Gesellschaftsmitteln), the number of shares to be transferred upon the exercise of the Put Option shall be increased by the number of new shares attributable to the shares.

                           Article 2 - Option Shares

2.1 The Seller hereby undertakes, upon one or several requests in accordance with Article 2.2 and subject to the time constraints set forth in Article 2.3, to transfer to the Purchaser, the Option Shares, provided the Company has shown positive earnings before interest, taxes, all depreciation, amortization, and one-time items such as restructuring costs, mergers and acquisition related costs, and other extraordinary items, determined in accordance with U.S. GAAP ("EBITDA") for the second time in three consecutive fiscal quarters in its quarterly accounts as publicly announced (Quartalsabschlu[B]) and provided the Put Option contained in Article 1 hereof has been exercised by the Seller.

2.2 The Purchaser is entitled to request the transfer of all or part of the Option Shares from the Seller, if the provisos contained in the Article
       2.1 hereof have been met, by written declaration (hereinafter each such request referred to as a "Transfer Request")

       (a)    addressed to the Seller and the Escrow Agent; and

       (b) naming the number of Option Shares that are subject to the Transfer Request; and

       (c)    requesting the transfer of such number of Option Shares.

       The Purchaser may not issue more than three Transfer Requests in total.

2.3 The Transfer Requests have to be received by the Seller within 100 days of the date on which the Company publicly announces for the second time within three consecutive fiscal quarters a positive EBITDA for the preceding quarter. If and to the extent Transfer Requests are not received by the Seller during such period of 100 days after the public announcement, the right to request the transfer of the

       Option Shares shall expire.

       The right to request the transfer of the Option Shares expires if the Company has not publicly announced a positive EBITDA for two out of three consecutive fiscal quarters with respect to the eighth full fiscal quarters following December 31, 2001 or, if a positive EBITDA has been announced for the seventh or the eighth full fiscal quarter following December 31, 2001, with respect to the ninth full fiscal quarter following December 31, 2001.

       To the extent legally permissible the Purchaser shall, during the time period ending three months after the announcement of the quarterly results for the eighth or ninth, as the case may be, full fiscal quarter following December 31, 2001 (the "Review Period") be entitled to review the accounts, books and records of the Company to fully verify whether the published quarterly results that relate to the period of eight or nine, as the case may be, fiscal quarters are correct and conform with U.S. GAAP. The Purchaser may send his professional advisors to conduct the review. Seller shall ensure that the Purchaser and its advisors are granted full access to the accounts, books and records of the Company to conduct the review described in the two preceding sentences. If EBITDA of the Company has, contrary to the announcements of the Company in fact been positive for two out of three consecutive quarters, the expiry date for the requests to transfer the Option shares shall be extended to 100 days after the date on which the Seller expressly acknowledges this fact in writing to the Purchaser or the date of a final judgment confirming it, provided the Purchaser has informed the Seller in reasonable detail about such deviation during the Review Period.

2.4 The Escrow Agent is obliged to transfer title to the Option Shares with effect as of the 10th day following the receipt of the respective Transfer Request by the Seller and the Escrow Agent. The Purchaser and the Escrow Agent or, if applicable, the Seller shall enter into a transfer deed transferring title to the number of the Option Shares that is subject of the individual Transfer Request to the Purchaser on such date. Together with the title to this number of Option Shares, all ancillary rights, including the right to any profits not yet distributed shall be transferred. Seller shall take all steps necessary to effect such transfer.

2.5 The consideration for any and all Option Shares is included in the compensation and consideration granted to Seller in other parts of this Agreement. No further consideration shall be payable for the sale and transfer of the Option Shares. The Purchaser is, however, obliged to reimburse the Seller for any fees, charges and costs arising out of or in connection with the transfer of the Option Shares.

2.6 The transfer of the respective number of Option Shares is, in each case if and to the extent the relevant thresholds are exceeded, subject to the condition precedent that all notice and filing obligations of all applicable national and international merger control laws are complied with if any of the Parties would be in breach of applicable antitrust or merger control laws by proceeding without meeting these obligations.

       The parties are obliged to comply with all applicable merger control laws and to fully co-operate in the filing of the transfer of the Option Shares as a merger with the respective national and international cartel authorities, as applicable, without undue delay following the issuance of the Transfer Request. The filing shall be carried out by the Purchaser in close cooperation with the Seller. All filings to be submitted by the Purchaser to the respective national and international cartel authorities shall require the prior consent of the Seller which shall not be unreasonably withheld. The Seller shall assist the Purchaser in making such filing in any way as reasonably requested by the Purchaser.

       In the event that a transfer of Option Shares is prohibited, or clearance not granted, by the respective national or international cartel authorities, the obligations of the Seller to transfer the Option Shares and the right of the Purchaser to request the transfer of the Option Shares shall be considered modified as follows: The Purchaser shall have the right, at its option, to (i) designate a third party to purchase these Option Shares; (ii) engage a third party to sell the Option Shares in one or several block trades; (iii) appoint a trustee that purchases and holds those Option Shares for the benefit of the Purchaser, provided that such third party or trustee agrees to be bound, to the extent required by Article 2 of the shareholders agreement between the Seller and the Purchaser (the "Shareholders Agreement"), by the obligations contained in the Shareholders Agreement. The Purchaser shall be entitled to any compensation paid by third parties for the acquisition of any and all of the Option Shares. The remainder of this Agreement shall remain unaffected.

2.7 Provided the Seller has exercised the Put Option contained in Article 1 hereof and without giving regard to the other proviso contained in
       Article 2.1 and the conditions set out in Article 2.3, the Purchaser shall, in addition to rights to request the transfer under Article 2.1 above, also be entitled to issue Transfer Requests and require the transfer of title to parts or all of the Option Shares under the time constraints contained in Articles 2.3 second paragraph, 2.4 to 2.6, if:

       - the general assembly of the Company has resolved on the liquidation of the Company, the disposition of all or substantially all of its assets, a merger into or with any other entity or any other action under the German Transformation Act (Umwandlungsgesetz); or

       - the general assembly of the Company has resolved on an extraordinary distribution or another distribution that does not refer to profits of the preceding business year; or

       - a non-declared distribution is made to the Seller, or at the direction of the Seller to a third party, or any contributions are repaid to the Seller in violation and within the meaning of
              Section 57 of the German Stock Corporation Act (Aktiengesetz).

       In these events, Transfer Requests can be issued within 100 days of the occurrence of the events, or in the third case, within 100 days of the knowledge of the directors of the Purchaser.

2.8 If the situations described in Article 2.7 (first point) have occurred and the resulting right to request the transfer of all or parts of the Option Shares has not been exercised, the Option Shares shall be replaced by such securities, interests, participations or substitutes that are issued or granted on account of or for the Option Shares.

2.9 Concurrent with the payment of the Purchase Price as set out in Article 1.7, the Seller shall transfer all Option Shares to a German or a US American Bank to be reasonably agreed upon between the parties (the "Escrow Agent") to be held in escrow under an escrow agreement to be reasonably agreed upon between the Parties as a security for the Purchaser's claims for transfer of title to the Option Shares following the issuance of Transfer Requests. The Option Shares shall be transferred so that the Seller can no longer transfer title to the Option Shares and the escrow agreement shall provide that the Seller is not entitled to transfer title to the Option Shares. However, the Purchaser may request that the Escrow Agreement contains provisions according to which, as between the Purchaser and the Seller, the Seller remains the primary holder of the Option Shares while they are held in escrow.

2.10 Should the Company increase its stated capital at any time before the expiry of the potential right of the Purchaser to receive Option Shares, the Seller will according to the instructions of the Purchaser (unless performed by the escrow agent): (i) exercise pre-emptive rights against prior reimbursement of the contribution and increase the number of Option Shares accordingly; (ii) sell the pre-emptive rights and pay out the received consideration (plus interest) to the Purchaser at a time directed by the Purchaser; or (iii) in the case of the issuance of shares with the use of company funds, increase the number of Option Shares by a proportional number of shares.

2.11 The Purchaser shall be entitled to sell and transfer its rights to issue Transfer Requests and to receive Option Shares from the Seller in whole or in part to any of its Affiliates, provided such Affiliate agrees to be bound, to the extent required by Article 2 of the Shareholders Agreement, by the obligations contained in the

       Shareholders Agreement.

2.12 Purchaser shall be entitled to waive any and all of its rights under this Agreement by unilateral declaration to Seller. The waiver can be declared with respect to a right in whole or in part, temporarily or indefinitely.

                     Article 3 - Conditions and Termination

3.1 With the exception of Article 9, which shall be effective as of the signing hereof, this Agreement and all rights and obligations hereunder are subject to the conditions precedent that:

              (a) the Effective Date under the Business Purchase Agreement with respect to the European Media Business of the Guarantor of even date entered into between, among others, the Company, the Seller and the Purchaser (the "Business Purchase Agreement") has occurred, and

              (b) the Company and/or its Affiliates have (i) fulfilled their payment obligations that are to be performed at Closing under Article 7.2 lit. (a), (b), (c) and (d) of the Business Purchase Agreement and (ii) made a binding and complete offer in the sufficient form to the Purchaser and/or its Affiliates (or accepted an offer from the Purchaser and/or its Affiliates, as the case may be) to agree on the transfer of the Shares and the Majority Interests in accordance with Article 7.3 lit. (a) and (f) of the Business Purchase Agreement and (iii) made a binding and complete offer to DoubleClick International TechSolutions Ltd. (or accepted an offer from DoubleClick International TechSolutions Ltd.) to enter into the DART Agreement in accordance with Article 7.3 (i) of the Business Purchase Agreement.

3.2 Should not all of the conditions precedent set forth in Article 3.1 be met by March 15, 2002, Seller and Purchaser shall be entitled to rescind this Agreement by written notice to the respective other party with immediate effect, provided, however, that the Business Purchase Agreement has been terminated.

3.3 In addition, this Agreement and the share sale and purchase agreement mentioned in Article 1.6 are subject to the condition subsequent that the Business Purchase Agreement terminates, whether by rescission (Rucktritt or Anfechtung) or otherwise, is rescinded or otherwise reversed or is invalid and the Purchaser and/or any other seller under the Business Purchase Agreement is obligated to repay the Purchase Price under the Business Purchase Agreement in full. In this case, the Put Option may not be exercised, any transfers of shares and any payments of monies made pursuant to this Agreement or the share sale and purchase agreement mentioned in Article 1.6 must be reversed and the respective transferor or payor shall have a claim for retransfer or repayment against the respective transferee or payee. If the events set out in the first sentence occur between the exercise of the Put Option and the transfer of the Shares, the Put Option shall be deemed not exercised, cease to exist and no further Exercise Notices may be issued.

3.4 The Purchaser shall be entitled to a proportional reduction of the Purchase Price under this Agreement and the share sale and purchase agreement mentioned in Article 1.6 and shall be obliged to simultaneously retransfer a proportional number of the received shares in the Company to the extent the Purchaser and/or any other seller under the Business Purchase Agreement is or becomes obligated to repay parts or all of the purchase price under the Business Purchase Agreement or to otherwise make payments in this context to the Company or its minority shareholders. The repayment obligations described in Sentence 2 of Article 3.3 shall apply accordingly. Any payment obligations of the Purchaser or any other seller under the Business Purchase Agreement, expressly or implicitly, contained in the Business Purchase Agreement, such as damages claims arising out of a breach of a representation and warranty or a purchase price adjustment, shall not be considered a partial repayment of the Purchase Price under the Business Purchase Agreement for the purposes of this Article 3.4.

       In the event the Purchaser has disposed of the received Option Shares, so that the Purchaser does not hold the sufficient number of shares in the Company available for purposes of retransfer pursuant to Article 3.3 or 3.4, Purchaser may instead of such retransfer make a payment to the Seller in the amount equal to the weighted average share price for the five German Banking Days prior to the time when such Purchase Price reduction is requested.

3.5 To the extent legally permissible, except as expressly provided for in this Agreement any and all claims of the Parties for a rescission, termination or other reversal of this Agreement shall be excluded.

                           Article 4 - Purchase Price

4.1 The Purchase Price shall be due and payable on the Effective Date against delivery of the Shares. The Purchaser shall transfer the Purchase Price, when due and payable, in full amount in accordance with Article 1.7 of this Agreement to an account designated by the Seller. The Purchaser shall bear the costs of the transfer.

       Any other retention rights or rights of set-off with respect to the Purchase Price, regardless of their legal basis shall be excluded.
       Section 454 of the German Civil Code (Burgerliches Gesetzbuch) shall not apply.

4.2 Should the Purchase Price or any part thereof not be paid by the Purchaser when due and payable, the Purchaser shall (in derogation of Section 284 paragraph 3 of the German Civil Code) immediately be in default without any further notice from the Seller. In such case, the Purchaser shall be obliged to pay to the Seller default interest in an amount of 5% p.a.

                   Article 5 - Representations and Warranties

Seller hereby represents and warrants as an independent guarantee (Section 305 of the German Civil Code) that the following representations and warranties are correct as of the Date of Signing (as defined below), unless indicated otherwise herein, subject to the exceptions disclosed in writing in the Annexes, all such exceptions to be referenced to a specific Article of this Agreement to which the exception relates or to otherwise be reasonably apparent that such disclosure relates to representations hereof not specifically referenced. "Date of Signing" shall mean the date of signing of this Agreement . For the purposes of this
Article 5, all references to Subsidiaries as of the Effective Date shall not include those entities transferred to the Company in connection with the Business Purchase Agreement. Best Knowledge of the Seller shall mean the actual knowledge of the managing directors of the Seller and the knowledge these persons would have had after reasonable inquiry and investigation. "Affiliate" in this Option Agreement shall mean any affiliated enterprise in the meaning of Sections 15 et. seq. of the German Stock Corporation Act.

5.1    Enforceability, No Conflict

       Assuming due authorization, execution and delivery by the other parties to this Agreement and the conditions set forth therein being met, this Agreement constitutes a legal, valid and binding obligation of the Seller as of the Date of Signing and as of the Effective Date, enforceable against the Seller in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or affecting the rights of creditors generally and except that the remedy of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought. The Seller has all necessary corporate power, authority and capacity to execute this Agreement and to perform its obligations under this Agreement, which actions have been duly authorized and approved by all necessary corporate action of the Seller. Neither the execution of this Agreement nor the consummation or performance of any of the transactions contemplated thereby will contravene, in any material respect, any governmental authorization or order to which Seller is bound or subject, any provision of the Seller's organizational documents, or any resolution adopted by its management board or shareholders.


5.2    Corporate

5.2.1 On the Date of Signing and the Effective Date, the business of the Company is organized as set forth in Annex 5.2.1a. Annex 5.2.1b sets forth a true, correct and complete list of (a) the issued share capitals of each of the Company and its Subsidiaries and (b) the direct or indirect participations of the Seller in the Company. The Shares and the Option Shares are validly created, are fully paid in and have not been repaid, neither openly nor concealed, are non-assessable, and are, other than the restrictions contained in the Articles of Association and the agreements listed in Annex 5.2.1c or other restrictions arising from statutory law, freely transferable and free of secondary or other obligations or restrictions. Any acquisition of minority interests in a Subsidiary prior to the Effective Date shall not constitute a breach hereof.

5.2.2 Other than as set forth in Annex 5.2.2a as of the Date of Signing and the Effective Date, no persons or companies hold any direct or indirect equity interest of any type whatsoever (including but not limited to sub-participations and silent partnerships) in the Company, and there are no claims for the granting of any such interest. The Shares and the Option Shares are free from any encumbrance and rights of third parties of any type whatsoever and there are no claims for the granting of such rights or of the transfer of such participations. Other than as set forth in Annex 5.2.2b, the Shares and the Option Shares are not affected by any change of control provisions, pre-emptive rights or rights of first refusal in the Articles of Association of the Company, in any shareholder agreement or otherwise.

5.2.3 Except for (i) the Articles of Association of the Company, (ii) as set forth in Annex 5.2.3, or (iii) any agreements or resolutions contemplated by the Business Purchase Agreement, as of the Date of Signing and the Effective Date, there are no agreements or resolutions that will be binding upon the Purchaser following the Effective Date concerning (a) the corporate relationship between the Company and its shareholders or
       (b) the appointment of members of any board of the Company or its Subsidiaries, nor are there any obligations to enter into such agreements or resolutions.

5.2.4 Annex 5.2.4 hereto contains a correct and complete list of (a) all managing directors of the Company and the Subsidiaries (b) all members of any supervisory or advisory board or similar bodies, if any, of the Company and the Subsidiaries and (c) all general Powers of Attorney or similar grants of authorizations granted by the Company or its Subsidiaries.

5.2.5 As of the Date of Signing, no bankruptcy, composition or insolvency proceedings have been commenced with regard to the Company or its Subsidiaries, nor has a petition been filed for the commencement of bankruptcy, composition or insolvency proceedings.

5.2.6 Except for Agreements indicated in Annex 5.2.6, neither the Company nor any of its Subsidiaries is indebted to, nor does it owe any contractual commitment or arrangement to, with or for the benefit of, any officer, director, supervisory or other board member or 5% holder of the Company or of any of its Subsidiaries (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses and any amounts due by any Subsidiary to the Company). Except for normal salaries and bonuses and reimbursement of ordinary expenses and except as set forth in Annex 5.2.6, since December 31, 2000, neither the Company nor any of its Subsidiaries has made any payments, loans or advances of any kind, or paid any dividends or distributions of any kind, to or for the benefit of any securityholders of the Company, or any of their respective Affiliates.

5.3    Ownership

5.3.1 To the Best Knowledge of the Seller and as of the Date of Signing, all tangible property material to the business of the Company and its Subsidiaries and all tangible assets (that are material for their respective business) are in good working conditions, subject to normal wear and tear, and has been adequately maintained and serviced. The Company and its Subsidiaries have title to all such tangible property and the tangible assets, free and clear of any liens or encumbrances, except for those assets that are leased or licensed on normal market terms or which are subject to usual reservations of title by suppliers pending payment or other restriction or encumbrance in the ordinary course of business (collectively, the "Permitted Liens").

5.3.2 As of the Date of Signing and as of the Effective Date, and except as set forth in Annex 5.3.2, the Company and its Subsidiaries do not hold any interest in any enterprises other than the Subsidiaries and are under no obligation, contingent or otherwise, to acquire such interest.

5.3.3 With the consummation of the sale and transfer of the Shares and the Option Shares, the Seller will, except for any liens and encumbrances that the Purchaser or any of its Affiliates might have arranged for, will have effected transfer of full, unrestricted and unencumbered title to the Shares and the Option Shares.

5.4    Financial Statements

5.4.1 The audited consolidated financial statements of the Company and the Subsidiaries as of December 31, 1999 and 2000 together and the unaudited consolidated balance sheet of the Company and the Subsidiaries as of September 30, 2001 (together the "Financial Statements"), have been prepared with the care of a diligent business person and give a true and fair view, in all material respects, of the financial position of the Company and the Subsidiaries as of the dates specified. The Financial Statements for the business year 1999 in Germany and the Financial Statements for the business year 2000 and as of Septembre 30, 2001 have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto). The Financial Statements and the Audited Financial Statements are attached as Annex 5.4.1.

5.4.2 The Financial Statements give a true and fair view, in all material respects, of the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and a true and fair view, in all material respects, of the result of operations and cash flows of the Company and it Subsidiaries as of December 31, 1999 and 2000.

5.4.3 Except for liabilities (a) set forth, or reserved against, in the Financial Statements, (b) set forth in Annex 5.4.3, (c) disclosed pursuant to the provisions of this Article 5 or any annex modifying any representation and warranty set forth in this Article 5, or (d) incurred in the ordinary course of business consistent with past practice, none of the Company or its Subsidiaries is subject to any liability (whether final or contingent) that would have been required by a diligent business person to be set forth in the Financial Statements that would have a Material Adverse Effect.

5.5    Employees and Employee Benefits

5.5.1 Annex 5.5.1 lists each employee benefit plan according to which the Employees (as defined below) are entitled to benefits as of the Date of Signing and the Effective Date (the " Employee Benefit Plan").

5.5.2 Except as provided for in the accounts as of September 30, 2001, as of the Effective Date all material contributions (including all employer contributions and employee salary reduction contributions) which are due have been made to each such Employee Benefit Plan and all material premiums or other payments which are due have been paid with respect to each such Employee Benefit Plan.

5.5.3 Annex 5.5.3.a hereto contains a complete and correct list as of the Date of Signing of all employees of the Company and its Subsidiaries (the "Employees"), and shows the gross monthly aggregate amount of salaries, the aggregate amount of bonuses to be paid in 2001 (assuming a level of achievement of 100%), and the number of Employees that have company cars. Annex 5.5.3.b lists the collective labor agreements (including shop agreements) applicable to the employees of the Company and the Subsidiaries and all other existing agreements concluded between the Company or the Subsidiaries and trade unions or works councils as of the Date of Signing.

5.5.4 As of the Date of Signing no more than a total number of 1,103,588 stock options to shares in the Company have been granted to the Employees and are outstanding. The strike price for these stock options is EURO 4.96 with respect to 870,088 stock options and EURO 1.84 with respect to 237,500 stock options.

5.5.5 As of the Effective Date, all material social security contributions, employment related social welfare and other governmental charges, with regard to the Employees have been paid by the respective employers when due and in full.

5.6    Litigation

       Except as set forth in Annex 5.6, as of the Date of Signing the Company and its Subsidiaries are not a party to, nor to the Best Knowledge of the Seller have they been threatened with, any litigation, arbitration proceedings administrative proceedings or investigations with a value individually of (i) more than EURO 50,000 with respect to debt collection matters or (ii) more than EURO 100,000 with respect to all other matters. As of the Date of Signing, the Company and its Subsidiaries are not subject to any judgment, decree or settlement in any legal or administrative proceedings that restricts them in their regular business activity as conducted on the Date of Signing in any material way.

5.7    Sureties

       Except as set forth on Annex 5.7, the Company and its Subsidiaries have neither issued any guarantees, suretyships or any other similar securities for any other person's debenture loans, liabilities due to banks and financial or other institutions or other indebtedness for borrowed money, with the exception of the Company or its Subsidiaries, that has not terminated or expired, nor are they jointly and severally liable for obligations, for which any other person (including the Seller and its Affiliates) is primarily responsible.

5.8    Insurance

       Annex 5.8 sets forth a complete list of all material insurance cover of the Company and its Subsidiaries. As of the Date of Signing, the insurance contracts are in full force and effect, and have not been terminated and all premiums due have been paid.

5.9    Approvals and Licenses

       Except where the failure to do so would not have a Material Adverse Effect, the Company and its Subsidiaries have obtained all administrative approvals, permits and licenses, which they require for the conduct of their business as it is conducted as of the Date of Signing. As of the Date of Signing no circumstances exist which would result in a revocation or limitation of the approvals, permits and licenses as a consequence of the consummation of this Agreement or which would lead to the imposition of conditions to the approvals, permits and licenses which, in each case, would cause a Material Adverse Effect as a consequence of the consummation of this Agreement.

5.10   Real Property

5.10.1 None of the Company or its Subsidiaries owns any real property or has any interests in real property.

5.10.2 Annex 5.10.2 contains a true and complete list of all leases for real property to which the Company and the Subsidiaries are a party as lessee.

5.11   Material Agreements

5.11.1 None of the Company or its Subsidiaries are party to any one of the following agreements and commitments which have not yet been completely fulfilled (herein collectively "Material Agreements"):

       (i) loan and credit agreements, or other agreements or instruments evidencing indebtedness of any of the Company or its Subsidiaries in excess of EURO 50,000.00 or securing such indebtedness such as pledges, guarantees, securities or letters of comfort and that will continue in effect or with respect to which any of the Company or the Subsidiaries will have any liabilities after the Effective Date;

       (ii) non-compete agreements that restrict any of the Company or the Subsidiaries from operating their respective businesses as conducted on the Date of Signing;

       (iii) research and development agreements involving an amount in excess of EURO 20,000.00 per annum;

       (iv) trademark and know how license agreements which involve an amount in excess of EURO 20,000.00 per annum;

       (v) agreements relating to the acquisition or sale of interests in other companies or businesses (other than the Company or its Subsidiaries);

       (vi) lease agreements other than car leases and the leases set forth in Annex 5.10.2, which, individually, provide for annual payments of EURO 30,000.00 or more;

       (vii) contracts or other agreements relating to construction or acquisition of fixed assets or other capital expenditures involving an amount in excess of EURO 50,000.00 per annum;

       (viii) contracts and other agreements to sell, lease or otherwise dispose of any assets owned by the Company or its Subsidiaries other than in the ordinary course of business or involving an amount in excess of EURO 50,000.00; and

       (ix) contracts providing for a payment obligation for or to the Company or the Subsidiaries in excess of EURO 10,000.00 per annum that would terminate or could be reasonably expected to be terminated as a result of the consummation of the transaction contemplated under this Agreement;

       except for the agreements and commitments listed or disclosed in Annex
       5.11.1 with an express reference to the individual sub-paragraph above and except for agreements between the Company and any of its Subsidiaries.

5.11.2 The Company and its Subsidiaries have, as of the Date of Signing, complied with their obligations under the Material Agreements in all material respects. To the Best Knowledge of the Seller, the Material Agreements are valid and in full force, unless indicated otherwise in Annex 5.11.2. The transactions contemplated by this Agreement will not trigger any contractually agreed termination or similar rights for the other contracting party under any Material Agreement, except as set forth in Annex 5.11.2.

5.12   Customers/Suppliers

       Annex 5.12 contains a complete and correct list showing the names of the respective other parties of (a) the website customers, which made up 60% of the turnover of the business of the Company and its Subsidiaries during the quarter ended September 30, 2001 (the "Top Website Contracts") and (b) the 20 largest advertising customers (based on revenues to the business of the Company and its Subsidiaries) for the year 2001 through September 30, 2001 The non-weighted average revenue split of the Top Website Contracts for the quarter ended September 30, 2001 was 70 % of revenues received for advertising on the respective web site payable to the Web Publisher. No guarantees with regard to payments to Web Publishers have been given in any of the Top Website Contracts. For the Top Website Contracts, no termination notice has been received as of September 30, 2001.

5.13   Public Grants

       The Company and its Subsidiaries have not received any grants or subsidies from any governmental, state, municipal or EU authority.

5.14   Transaction Fees

       Other than as provided for in this Agreement, the Seller and the Company do not have any obligation or liability to pay bonuses or other incentive payments to the directors and/or employees of the Company or its Subsidiaries solely as a result of the consummation of the transaction contemplated hereunder for which the Purchaser, the Company or the Subsidiaries would become liable.

5.15   IP/IT

       None of the Company or its Subsidiaries has received notice of any claims
       (i) challenging the validity, effectiveness or ownership by the Company or its Subsidiaries of any of such person's intellectual property rights, or (ii) to the effect that the use or any other exercise of rights in such person's intellectual property rights by the Company or its Subsidiaries through the business or their agents or use by their customers infringes on any intellectual property right of any third party.

5.16   Material Adverse Effect

       For the purpose of this Article 5, "Material Adverse Effect" means any change or effect that is materially adverse to the financial condition, business operations or assets, taken as a whole, of the business.

       Article 6 - Breach of Representations or Warranties of Seller and
                        Limitation of Claims of Purchaser

6.1 If a representation or warranty contained in Article 5 of this Agreement is untrue or not complied with, the Seller shall, subject to the following provisions, compensate the Purchaser in an amount of 100 % of the damages suffered by the Purchaser or, at the choice of the Purchaser, 36 % of the damages suffered by the business as a result thereof.

6.2 The Purchaser shall inform the Seller of any alleged breach of a representation or warranty under Article 5 and shall set a deadline of at least one month to enable the Seller to restore conformity with this Agreement. No such request shall be required in case the Seller is unable to restore conformity or finally refuses to do so.

6.3 Should the Seller fail, refuse or be unable to restore conformity pursuant to Article 6.2 above, the Seller shall pay such amount of money to the Purchaser, that is required to compensate the Purchaser or the Company for the damage suffered as a result of the breach. The obligation to compensate for damages shall exist as to 100 % of the damages suffered by the Purchaser or, at the choice of the Purchaser, 36 % of the total damages suffered by the Company. The legal principle of "Vorteilsausgleichung" shall apply.

6.4 The Purchaser shall take all appropriate and reasonable actions to mitigate the damages of the Purchaser.

6.5 The Purchaser shall have claims based upon a breach of a representation or warranty only if the individual claim or a series of connected claims exceeds an amount of EURO 100,000 or the equivalent thereof in a foreign currency at the then current exchange rate, and, in addition, only if the aggregate amount of such claims exceeds EURO 500,000.

6.6 Unless provided otherwise herein, the claims of the Purchaser based upon a breach of a representation or warranty shall be time-barred on June 30, 2003, except for claims of the Purchaser arising out of Article 5.2.1 and
       5.2.2 of this Agreement, which shall be time barred 5 years after the Effective Date.

6.7 Claims of the Purchaser against the Seller arising out of or in connection with a breach of a representation and warranty contained in
       Article 5 with the exception of claims arising out of a breach of Articles 5.2.1 second sentence or 9.3.3 (which shall be limited to the Purchase Price) may not in their aggregate exceed the amount of EURO 5 million. Except as expressly provided for in this Agreement, any and all claims of the Purchaser based on a breach of a representation and warranty contained in Article 5 hereof for specific performance, reduction (Minderung) of the purchase price, rescission, whether on the basis of the law of sales (Wandelung) or general principles (Anfechtung) and damages based on the violation of any pre-contractual obligations (culpa in contrahendo), positive breach of contract (positive Vertragsverletzung) or tort (unerlaubte Handlung) are excluded, to the extent legally permissable.

                      Article 7 - Limitation of Liability

Damage claims of the Purchaser against the Seller under this Agreement are limited to an aggregate maximum amount of EURO 7 million. Payments made by the Seller under Article 6 thereof, with the exception of claims based on a breach of Articles 5.2.1 second sentence, or 5.3.3 shall reduce such maximum amount. No such cap shall apply to any claims for specific performance which shall, among others, include claims under Articles 3.3 and 3.4.

                  Article 8 - Announcement and Communications

8.1 Purchaser and Seller shall ensure that all communications, oral or written, with their respective shareholders, customers, and employees regarding the Tansaction as defined in the Business Purchase Agreement (together, "Transaction Communications") comply in all material respects with all applicable laws, and Seller and Purchaser shall provide each other all information reasonably requested by the respective other party which is necessary to do so, and, without limiting the generality of the foregoing, Purchaser and Seller shall ensure that none of the Transaction Communications contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

8.2 Subject to the other paragraphs of this Article 8, Purchaser and Seller shall not include in the written Transaction Communications any information with respect to the respective other party or its Affiliates or associates, the form and substance of which information shall not have been approved by such other party prior to such inclusion, such approval not to be unreasonably withheld or delayed.

       Both parties shall apply procedures that allow the respective other party appropriate time to review the Transaction Communication whereby the legal requirements and circumstances shall be taken into account. With regard to any other publication or communication, the parties shall consult with each other prior to making publication or communication.

                          Article 9 - Costs and Taxes

Any fees and charges (including those incurred in connection with the antitrust clearances, governmental approvals, filings and the like) payable in connection with the signing and implementation of this Agreement shall be borne by the Purchaser. Apart therefrom and subject to any other agreement in the Business Purchase Agreement, each contractual party shall bear its own costs and taxes and the costs of its advisors and auditors.

                             Article 10 - Guarantee

The Purchaser shall provide the Seller with a letter of credit issued by a large credit institution licensed to conduct banking transactions in Europe, according to which such credit institution undertakes to pay as principal (selbstschuldnerisch) and upon first demand of the Seller to Seller the Purchase Price. It may be issued under the condition precedent that the Estimated Purchase Price under the Business Purchase Agreement has been paid to the sellers under the Business Purchase Agreement and that an officer's certificate has been issued by members of the management board of the Seller, authorized to represent the Seller, confirming that (i) the Put-Option has been executed and (ii) an amount of EURO 5 million has been paid to one or more Affiliates of the Purchaser in settlement of the Financial Debt owed by the business, both as defined in the Business Purchase Agreement, to the Purchaser or any of its Affiliates. Such letter of credit is to be delivered to the Seller at the Closing of the Business Purchase Agreement and shall be returned by the Seller upon payment of the Purchase Price.

                         Article 11 - Further Covenants

11.1 The Parties hereby conclude with effect as of the Effective Date the shareholder agreement attached hereto as Annex 11.1 (hereinafter referred to as the "Shareholder Agreement").

11.2 The Seller and the Company have not, and will not, incur total costs in excess of an aggregate of EURO 750,000 for their legal, tax and financial advisors, or any investment banker, broker, finder, or other intermediary in connection with the preparation, negotiation and implementation of the Business Purchase Agreement, this Agreement and the business combination agreement among the Company, the Seller and the Purchaser that are, or will be, ultimately borne by the Company or any of its wholly or majority owned Subsidiaries. Seller shall reimburse the respective payor for payments made in violation of the foregoing sentence.

11.3 Provided the Put Option set out in Article 1 hereof is exercised, the Seller shall pay to the Company as contribution without consideration, including in shares, the amount by which the cash and cash equivalents of the Company on the earlier of February 28, 2002 or the Effective Date fall short of EURO 59 million. The effect of the negotiation and implementation of the Business Purchase Agreement (including the preparing and holding of the shareholder assembly) on the cash position of the Company shall be disregarded.

11.4 To the extent legally permissible, Seller shall use its influence as a shareholder with a view to ensure that during the period between the Date of Signing and the Effective Date the Company conducts its business consistent with past practices, in particular to the best of its ability maintains, keeps and preserves its assets.

                           Article 12 - Miscellaneous

12.1 This Agreement is governed by the laws of the Federal Republic of Germany except for the Uniform Code on the International Sale of Goods.

12.2 Changes and amendments to this Agreement as well as declarations to be made hereunder shall be valid only if made in writing unless a notarial deed is legally required. This shall also apply to any change of this provision.

12.3 All disputes arising under or in connection with this Agreement or any other agreement executed in connection herewith or in consummation hereof shall be finally settled by the courts of Frankfurt am Main.

12.4 The headings in this Agreement shall not affect the interpretation thereof. Unless explicitly noted otherwise, references to Articles and Annexes shall be to Articles and Annexes of this Agreement.

12.5 All notices, requests, consents, approvals or other communications hereunder shall be delivered by hand, by courier, by registered mail or by confirmed facsimile transmission addressed as follows (or to such other person or destination as a Party may indicate by notice to the other Parties):

       To the Seller:

                  United Internet AG
                  Attn: Chief Financial Officer/Finanzvorstand
                  Gelgendorfer Strasse 57
                  D-56410 Montabaur
                  Germany


       To the Purchaser:

                  Channon Management Limited
                  c/o Harney Westwood & Riegels
                  Craigmuir Chambers
                  P.O. Box 71
                  Road Town
                  Tortola
                  British Virgin Islands
                  Attention:  Wendy Walker, Esq.

       With a copy to:

                  DoubleClick Inc.
                  450 West 33rd Street, 16th floor
                  New York, NY 10001

                  U.S.A.
                  Attention:  General Counsel

       And a copy to

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Frankfurter Welle
                  An der Welle 5
                  60322 Frankfurt am Main
                  Germany
                  Attention: Matthias Horbach, Esq.

       To the Guarantor:

                  DoubleClick Inc.
                  450 West 33rd Street, 16th floor
                  New York, NY 10001
                  U.S.A.
                  Attention:  Chief Executive Officer

       With a copy to:

                  DoubleClick Inc.
                  450 West 33rd Street, 16th floor
                  New York, NY 10001
                  U.S.A.
                  Attention:  General Counsel

       And a copy to:

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Frankfurter Welle
                  An der Welle 5
                  60322 Frankfurt am Main
                  Germany
                  Attention:  Matthias Horbach, Esq.

12.6 Should any provision of this Agreement be or become invalid or unenforceable, the validity of the remainder of this Agreement shall not be affected thereby. In lieu of the invalid or unenforceable provision, a fair provision shall apply which to the extent legally permissible, comes as close as possible to what the parties had intended or would have intended according to the spirit and purpose of this Agreement if they had considered the matter at the time this Agreement was executed. The same applies if the provision is invalid because of the stipulated scope or time period.

       The rules of Article 12.6 shall not apply with respect to Articles 3.1,
       3.3 and 3.4 hereof; the invalidity or unenforceability of any of the provisions contained therein will extend to the remainder of this Agreement and thus this Agreement in its entirety.

12.7 Unless otherwise provided in this Agreement, no rights, obligations or liabilities hereunder shall be assignable by any party without the prior written consent of the other parties.


Frankfurt, November 12, 2001


UNITED INTERNET AG:

/s/ Richard Seibt
-----------------------------



CHANNON MANAGEMENT LIMITED:


/s/ Elizabeth Wang
-----------------------------



DOUBLECLICK INC.:


/s/ Elizabeth Wang
-----------------------------